Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-278207

Prospectus Supplement No. 5

(to Prospectus dated May 15, 2024)

SUPPLEMENT NO. 5 TO

PROSPECTUS FOR

UP TO 30,183,800 CLASS A ORDINARY SHARES

BITFUFU INC.

This Prospectus Supplement No. 5 is being filed to update and supplement the information contained in the prospectus dated May 15, 2024 (as supplemented from time to time, the “Prospectus”), relating to, among other things, the issuance from time to time of up to 5,589,292 Class A Ordinary Shares and the resale from time to time by the selling shareholders named in this Prospectus or their permitted transferees of (a) up to 24,594,508 Class A Ordinary Shares; (b) up to 155,541 Class A Ordinary Shares issuable upon the exercise of 207,389 Warrants; and (c) up to 207,000 Class A Ordinary Shares issuable upon the exercise of the Unit Purchase Option.

September 23, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

111 North Bridge Road,

#15-01, Peninsula Plaza

Singapore 179098

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements of BitFuFu Inc.
101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: September 23, 2024	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Director, Chief Executive Officer

2

Exhibit 99.1

BITFUFU INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Unaudited Interim Condensed Consolidated Balance Sheets	F-2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income	F-3
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-4
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-5

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	As of June 30,	As of December 31,
	2024	2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	48,348	32,005
Digital assets	106,636	43,978
Accounts receivable, net	2,614	3,838
Amount due from related parties	7,940	38
Prepayments	46,457	39,566
Inventory	571	-
Other current assets, net	3,108	1,844
Total current assets	215,674	121,269

Non-current assets:
Equipment, net	69,677	81,857
Deposits	3,007	2,683
Deferred tax assets, net	4,843	4,224
Total non-current assets	77,527	88,764

Total assets	293,201	210,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables	2,940	806
Contract liabilities	49,223	47,724
Taxes payable	4,454	2,233
Accrued expenses and other payables	6,628	5,368
Amount due to a related party	-	30,229
Total current liabilities	63,245	86,360

Non-current liabilities:
Long-term payables	102,435	102,435
Deferred tax liabilities, net	9,751	3,904
Total non-current liabilities	112,186	106,339

Total liabilities	175,431	192,699

Commitments and contingencies	-	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Ordinary shares* ($0.0001 par value; 500,000,000 shares authorized; 163,106,616 and 150,204,348 shares issued as of June 30, 2024 and December 31, 2023, respectively; and 162,902,268 and 150,000,000 shares outstanding as of June 30, 2024 and December 31, 2023, respectively)	16	15
Treasury shares (204,348 shares held as of June 30, 2024 and December 31, 2023)	(2,000)	(2,000)
Additional paid-in capital	58,908	1,548
Retained earnings	60,846	17,771
Total shareholders’ equity	117,770	17,334

Total liabilities and shareholders’ equity	293,201	210,033

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and per share data)

	For The Six Months Ended June 30,
	2024	2023
	US$	US$

Total revenues	273,832	134,237

Cost of revenues
Cost of revenues incurred to a related party	(88,989)	(87,433)
Cost of revenues incurred to third parties	(139,969)	(23,970)
Cost of revenues – depreciation and amortization	(12,194)	(12,127)
Total cost of revenues	(241,152)	(123,530)

Gross profit	32,680	10,707

Operating expenses
Sales and marketing expenses	(968)	(842)
General and administrative expenses	(3,326)	(1,475)
Research and development expenses	(734)	(835)
Impairment loss on digital assets	-	(3,924)
Unrealized fair value loss of digital assets	(4,603)	-
Realized gain on sales of digital assets	22,982	7,421
Total operating expenses, net	13,351	345

Operating income	46,031	11,052

Interest expense	(3,056)	(2,440)
Interest income	1,118	752
Other (expenses)/income, net	(15)	7
Income before income taxes	44,078	9,371
Income tax expense	(7,439)	(1,549)
Net income and total comprehensive income	36,639	7,822

Earnings per share:
Ordinary shares – basic and diluted *	0.23	0.05

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted *	159,525,286	150,000,000

*	The share and per share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Six Months Ended June 30,
	2024	2023
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	36,639	7,822
Adjustments to reconcile net income to net cash used in operating activities:
Net income received or to be received by digital assets	(161,789)	(106,303)
Impairment loss on digital assets	-	3,924
Realized gain on sale of digital assets	(22,982)	(7,421)
Unrealized fair value loss of digital assets	4,603	-
Depreciation of equipment:
- Servers, computers, and network equipment	22	23
- Mining equipment	12,194	12,127
Interest expense	3,056	2,440
Deferred income tax	5,228	2,996

Changes in operating assets and liabilities:
Prepayments	(2,425)	(3,633)
Inventory	(366)	-
Amount due from/ (due to) related parties	(38,131)	(29,525)
Other current assets	(4,413)	46
Deposit receivables	(324)	-
Accounts payable	2,139	4
Taxes payable	2,221	(2,351)
Accrued expenses and other payables	448	(234)
Net cash used in operating activities	(163,880)	(120,085)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of digital assets	130,643	111,207
Purchase of digital assets	(14,011)	-
Purchases of equipment	(36)	(67)
Net cash provided by investing activities	116,596	111,140

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of ordinary shares in connection with Reverse Recapitalization	75,187	-
Payment of issuance costs	(11,560)	(1,402)
Repayment of long-term payables	-	(7,000)
Net cash provided by/ (used in) financing activities	63,627	(8,402)

Net change in cash and cash equivalents	16,343	(17,347)
Cash and cash equivalents at beginning of the periods	32,005	60,431
Cash and cash equivalents at end of the periods	48,348	43,084

SUPPLEMENTAL INFORMATION
Cash paid for interest	-	-
Cash paid for income tax	628	167

Supplemental non-cash operating activities
Net digital assets provided by operating activities	172,854	121,532

Supplemental non-cash investing activities
Net digital assets used in investing activities	(116,632)	(111,207)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Bitfufu Inc. (“BitFuFu” together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on February 16, 2022 under the Cayman Islands Companies Law as an exempted company.

The Company operates under the trade name of “BitFuFu”. The Company is a fast-growing digital asset mining service and cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. The Company also provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. The Company maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:
Finfront Holding Company (“Finfront”)	July 22, 2021	Cayman Islands	100%	Investment holding
Ethereal Tech Pte. Ltd. (“Ethereal Singapore”)	October 22, 2021	Singapore	100%	Provision of cloud mining services, miner hosting services, mining equipment sales and lease and sourcing services for mining equipment sales
Ethereal Tech US Corporation (“Ethereal US”)	December 15, 2021	United States	100%	Provision of self-mining activities
Lonshi Tech Canada Limited (“Lonshi”)	November 22, 2022	Canada	100%	Dormant
Finfront Tech Company	June 28, 2024	Cayman Islands	100%	Investment holding
Cloudmap Tech Group Limited	June 11, 2024	Hong Kong Special Administrative Region	100%	Dormant

Finfront Holding Company (“Finfront”) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability, which survives the Acquisition Merger as a wholly-owned subsidiary of BitFuFu upon the Closing of the Business Combination (as defined below).

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Merger with Arisz Acquisition Corp.

Arisz Acquisition Corp. (“Arisz”) was a blank check company incorporated in the state of Delaware on July 21, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On February 29, 2024 (the “Closing Date”), Finfront and Arisz consummated the merger (the “Reverse Recapitalization” or the “Business Combination”) pursuant to the Merger Agreement, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023), by and between Arisz and Finfront. The Business Combination was effected in two steps: On February 29, 2024, (1) Arisz merged with and into the Company (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity; and (2) immediately following the Redomestication Merger, Boundary Holding Company, the subsidiary of the Company, merged with and into Finfront (the “Acquisition Merger”), with Finfront surviving the Acquisition Merger as a wholly-owned subsidiary of the Company.

The transaction was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Under this method of accounting, Arisz was treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Reverse Recapitalization, senior management of Finfront continues as senior management of the combined company; Finfront identifies a majority of the members of the board of directors of the combined company; the trade name of the combined company is BitFuFu, and it utilizes the Company’s current headquarters, and Finfront’s operations comprise the ongoing operations of the combined company. Accordingly, for accounting purposes, the financial statements of the Company will represent a continuation of the financial statements of Finfront, with the net identifiable assets of Arisz deemed to have been acquired by Finfront in exchange for Finfront common shares accompanied by a recapitalization, with no goodwill recorded. All share and per share data has been retroactively restated to reflect the current capital structure of the Company.

On December 19, 2023, BitFuFu Inc., Arisz and Continental Stock Transfer & Trust Company entered into a supplemental warrant agreement (the “Supplemental Warrant Agreement”), pursuant to which, BitFuFu will assume the obligations of Arisz under that certain warrant agreement, dated November 17, 2021, by and between Arisz and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”). Pursuant to the Business Combination Agreement and the Supplemental Warrant Agreement, each issued and outstanding warrant of Arisz (the “Warrants”) sold to the public and to Arisz Investments LLC, a Delaware limited liability company affiliated with Arisz’s chairman and chief executive officer (“Sponsor”), in a private placement in connection with Arisz’s initial public offering will be exchanged for a corresponding warrant exercisable for Class A Ordinary Shares.

The Warrants will have the same terms as the Arisz Warrants. Each Warrant entitles the holder thereof to purchase three-fourths (3/4) of one Class A Ordinary Share at a price of US$11.50 per full share. The Company will not issue fractional shares. As a result, a warrant holder must exercise its Warrants in multiples of four, at a price of US$11.50 per full share, subject to adjustment, to validly exercise the Warrants. The Warrants became exercisable on the completion of the Business Combination and will expire five years after the consummation of the Business Combination.

The Company may redeem the outstanding Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of US$0.01 per warrant, when all below criteria are met:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Class A Ordinary Shares equals or exceeds US$16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the Class A Ordinary Shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Warrant activity during the six months ended June 30, 2024, was as follows:

	Number of Warrants		Weighted Average Exercise Share Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life
			US$	US$	(in years)

Outstanding as of December 31, 2023	7,176,389	*	11.50	-	5.17	*
Issued, exercised or cancelled	-		-	-	-
Outstanding as of June 30, 2024	7,176,389		11.50	-	4.67

*	The data have been retroactively restated to reflect the current capital structure of the Company.

The Company evaluated the Warrants in accordance with the guidance at ASC 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivatives and Hedging, and determined that they should be classified as equity instruments, with no recurring fair value measurement required. The Warrants are indexed to the Company’s common stock and are required to be settled through physical settlement, if exercised. Accordingly, the Warrants were recorded at fair value on the Closing Date with no subsequent remeasurement.

The grant date relative fair value of the Warrants was estimated to be approximately US$3.39 million to additional paid-in capital in the unaudited interim condensed consolidated balance sheets as the warrants were determined to be equity classified, with the corresponding debit as an issuance cost of the related Ordinary Shares issued by Reverse Recapitalization, PIPE Financing, Backstop Financing and Stock Purchase Agreements. The fair value of the Warrants was determined utilizing a Black-Scholes model, considering all relevant assumptions at the Closing Date.

Following are the assumptions (Level 3 significant unobservable inputs) used in valuing the Warrants on February 29, 2024 (non-recurring basis):

As of February 29, 2024 (the Closing Date)

Risk-free interest rate	4.26%
Remaining expected term (in years)	5.00
Expected volatility	27.51%
Stock price on valuation date	$6.03
Exercise price	$11.50
Expected dividend rate	-%

The listed company following the Business Combination is BitFuFu Inc., and its Class A Ordinary Shares and warrants commenced trading on the Nasdaq Stock Market under the ticker symbols “FUFU” and “FUFUW”, respectively, starting from March 1, 2024.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with US GAAP and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable to interim financial information, which permit the omission of certain information to the extent it has not changed materially since the latest annual financial statements. These unaudited interim condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future fiscal periods in 2024 or for the full year ending December 31, 2024. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 25, 2024. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements of the Company.

Principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements include the accounts of BitFuFu Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, determining the useful lives and recoverability of long-lived assets, the realizability of deferred tax assets, valuing the Warrants classified under Level 3 fair value hierarchy and measurement of digital assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of June 30, 2024, the Company had cash and cash equivalents of approximately US$48.35 million, of which US$28.55 million was held in the financial institutions in Singapore and US$19.28 million was held in the financial institutions in the US. The Company maintains its cash and cash equivalents in the financial institutions, which, at times, may exceed regulated insured limits. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Digital assets

Digital assets are accounted for as indefinite lived intangible assets. They are presented as current assets within the unaudited interim condensed consolidated balance sheets due to the Company’s ability to sell digital assets in a highly liquid marketplace and the intent to sell digital assets to support operations when needed. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized at the fair value of the digital asset received. Digital assets that are purchased in an exchange for fiat currency are recorded at its cost. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out (“FIFO”) method of accounting.

Following the adoption of Accounting Standards Update (“ASU”) 2023-08, Accounting for and Disclosure of Crypto Assets, effective January 1, 2024, digital assets held at period end are recorded at fair value, as determined using the period-end closing price of the digital assets on the Company’s principal market, Coinbase (the “Principal Market”), and changes in fair value are recognized in unrealized fair value gain/loss of digital assets, in Operating income (loss) on the Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, as of, and for the six months ended June 30, 2024. The Company determines the fair value of its digital assets on a recurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the Principal Market, Coinbase, for digital assets (Level 1 inputs), based on all information that is reasonably available.

Purchase of digital assets using fiat currency or sales of digital assets to obtain fiat currency is presented as investing activity in the consolidated cash flow of the Company.

Realized gain or loss on sale of digital assets

The Company accumulates Bitcoin mined through its self-mining operation and exchange Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase, to satisfy its working capital needs from time to time The Company also receives other digital assets, such as Bitcoin (BTC), Ethereum (ETH), Bitcoin Cash (BCH) and Tether (USDT), as payments for its cloud mining service and hosting services. Digital assets that are received as service payments would be converted into USDT and then US dollars. The difference between the cost of the sold digital asset and the fair value of the received digital asset in exchange or fiat currency is recognized as realized gain or loss on sales of digital assets in the unaudited interim condensed consolidated statements of comprehensive income. The Company recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets, or for cash consideration using a first-in first-out method of accounting.

Equipment, net

Equipment is stated at cost less accumulated depreciation and impairment loss, if any. Equipment is depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives (3-5 years) on a straight-line basis.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

There was no impairment loss recognized for the six months ended June 30, 2024 and 2023.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company concluded that warrants issued pursuant to the Existing Warrant Agreement and Supplemental Warrant Agreement qualify for equity accounting treatment.

Contract liabilities

A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. Revenue for future goods or services reflected in this account are recognized, and the contract liability is reduced, as the Company subsequently satisfies the performance obligation under the contract. Contract liabilities primarily represented 1) cloud mining service fees prepaid by customers for which the relevant services have not been provided; 2) prepayment from customer for the Company’s sales of mining equipment for which the equipment has not been delivered.

The revenue recognized during the six months ended June 30, 2024 and 2023 for the beginning balance of contract liabilities was US$46.08 million and US$5.29 million, respectively.

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Company’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer; or

(ii)	creates and enhances an asset that the customer controls as the Company performs; or

(iii)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If a customer pays consideration before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cloud mining solutions

The Company sells to customers one-stop cloud-mining solutions so that the customer can earn rewards of mining in the form of digital assets by using the purchased hash rate from the Company.

●	Contract with customers: The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform its obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash calculation services they purchased will be provided; (b) to get the purchased hash calculations provided to the designated mining pool; and (c) to obtain the stably operated hash calculations during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if the Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

●	Identifying performance obligations: The cloud mining service that the Company promises to provide to a customer is to provide specified amount of hash calculations services (“Purchased Hash Rate”) during the agreed service period to a customer by connecting Purchased hash rate to the customer’s account with the designated mining pool and ensuring the Purchased Hash Rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and required to be combined into a single performance obligation.

●	Determining the transaction price: In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by “unit price of cloud mining service fees * amount of Purchased Hash Rate * agreed service period”. The “unit price of cloud mining service fees” is determined based on internal pricing model of the Company agreed by both parties when the order is placed and fixed during the agreed service period denominated in US$. The “amount of Purchased Hash Rate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in US$ or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the US$ equivalent at the then spot rate for the US$ to the digital asset at the moment of settlement. The Company does not bear any risk regarding variation in the spot rate of US$ to digital assets. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fee are recorded as deferred revenue under contract liabilities and recognized to revenue as the performance obligation is fulfilled.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: Initially, the Company deploys miners sourced from its suppliers or miners owned by the Company itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data centre rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages the services of providing hash calculations using these miners and integrates it with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of cloud mining services. The Company then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. The Company accounts for the sale of cloud-mining services using the gross method as the Company acts as a principal who procures the right to utilize mining equipment and other infrastructures from various suppliers to provide hash calculations, and repackages and integrates such services with other critical services to form a combined service that is the cloud-mining service, and transfers control of the cloud-mining service to its customers. When the Company delivers the Purchased Hash Rate by providing hash calculations to the mining pool designated by the customer, the control of such Purchased Hash Rate has been transferred to the customer simultaneously. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the act of mining pool operator. In addition, the Company does not have any explicit or implicit repurchase agreement with customers.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs. Therefore, the Company satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. The Company’s system records the amount of hash calculations and its actual service time period for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual service time period to the whole agreed service period.

Cryptocurrency self-mining revenue

The Company has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, the Company has concluded that the duration of the contract is less than 24 hours and that the contract is continuously renewed throughout the day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due that is related to previously satisfied performance obligations.

The Company’s enforceable right to compensation only begins once the Company commences performing hash calculations for the mining pool operators. The Company is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing a service to perform hash calculations for the pool operators is the only performance obligation in the Company’s arrangements with mining pool operators and is an output of the Company’s ordinary activities.

The Company is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been mined using the hash calculations performed by the Company according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current blockchain difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the mining pools in which the Company participated is the Full-Pay-Per-Share (“FPPS”) method. The Company’s total compensation is calculated using the following formula: the sum of the Company’s share of (1) block rewards and (2) transaction fees, less (3) mining pool operating fees.

(1)	Block rewards represent the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by the Company is calculated by dividing (a) the total amount of hash calculations the Company provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees represent the Company’s share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) the Company’s block rewards earned as calculated in (1) above.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

The non-cash consideration received in exchange for the Company’s performing hash calculations, including block rewards and transaction fees, is variable because it depends, in part, on the amount of hash calculations the Company performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. The Company is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, the Company is not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

For each contract, the Company measures the non-cash consideration using the average of daily quoted US$ spot rate of Bitcoin on the date of contract inception. For each contract, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

Sale of mining equipment

The Company sells mining equipment to customers. Before the Company receives order from the customers, the Company signs a purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of mining machine is transferred from the Company to customers, evidenced by documentation of delivery and customer acceptance. The Company may receive payments prior to delivery of the mining equipment and records funds received as contract liabilities, or the Company may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery. No deferred revenue was recorded for the six months ended June 30, 2024 and 2023.

Hosting services

●	Contract with customers: Pursuant to the “Miner Hosting Service Contract” (“Hosting Contract”) agreed by the Company and the customers, the Company will provide hosting services to the customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miners”). When the Miners are hosted, the customers retain the right to ownership of the hosted Miners and are entitled to all the rights and benefits derived outputs generated by the hosted Miners. The Hosting Contract may be terminated by the customer without penalty if the customer applies for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosted is delayed over ten days. The Hosting Contract may be terminated by the Company without penalty in several circumstances as agreed in the contract. If the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment and any logistics costs occurred in retaking the equipment shall be borne by the customers.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Identifying performance obligations: According to the Hosting Contract, the customer entrusts the Company to deploy, operate and manage the customer’s Miners. The hosting services include electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operation stability of the hosted Miner and working with the mining facility for implementation. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure the Company’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

●	Determining the transaction price: By providing the above services, the Company charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. The Company typically receives payment upfront for such services and records them under contract liabilities, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract, if applicable.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: The Company’s performance obligation related to the hosting service is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis.

Management has determined that the aforementioned services represent a series of performance obligations that should not be separated and recognized individually, but rather, as a whole over time in accordance with the Hosting Contract entered into by the Company and the customer.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740 - Income Taxes”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as one operating segment as the CODM reviews financial information on a consolidated basis in making decisions regarding resource allocation and performance assessment.

Recent accounting pronouncements

The Company maintains a proactive approach in evaluating the impact of new accounting pronouncements on its financial reporting. Upon identifying potential effects on its financial statements, the Company conducts a thorough analysis to assess the necessary adjustments to its consolidated financial statements. Furthermore, the Company conducts a comprehensive review to understand the implications of the changes and ensures the implementation of appropriate controls to safeguard the accuracy and integrity of its consolidated financial statements.

New and amended standards adopted by the Company:

Accounting Standards Update (ASU) No. 2023-08, Intangibles - Goodwill and Other Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-08, ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Bitcoin meets the criteria. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The new standard is effective for the company for its fiscal year beginning January 1, 2025, with early adoption permitted, and should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. The Company early adopted ASU 2023-08 on January 1, 2024, and recorded a cumulative adjustment to increase the opening balance of retained earnings by US$6.44 million as a result of recognizing its digital assets held as of January 1, 2024, at fair value. During the six months ended June 30, 2024, the adoption of ASU 2023-08 led to an unrealized loss of US$4.60 million due to the bitcoin price decrease during the period. No adjustments were made to prior comparative periods.

New and amended standards not yet adopted by the Company:

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025. The Company is currently evaluating the effect of adoption of ASU 2023-09.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. REVERSE RECAPITALIZATION

As discussed in Note 1, on February 29, 2024, the Company completed the business combination with Arisz pursuant to the Merger Agreement by and between Arisz and Finfront. As a result of the Reverse Recapitalization, the Company became a publicly traded company, with Finfront surviving the Acquisition Merger as a wholly-owned subsidiary of the Company.

At the Redomestication Merger Effective Time, pursuant to the Redomestication Merger: (1) all units of Arisz were separated into individual components of Arisz Common Stock, Arisz Warrant and Arisz Right and such units ceased to exist; (2) each Arisz Common Stock, issued and outstanding immediately prior to the Redomestication Merger Effective Time (other than any redeemed shares), were automatically cancelled and ceased to exist, and for each share of such Arisz Common Stock, the Company issued to each Arisz stockholder (other than Arisz stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued, fully paid Class A Ordinary Share; (3) each Arisz Warrant issued and outstanding immediately prior to Redomestication Merger Effective Time was cancelled in exchange for one Warrant to purchase three-fourths (3/4) of one Class A Ordinary Share; and (4) each Arisz Right that entitles the holders thereof to receive one-twentieth (1/20) of one Arisz Common Stock issued and outstanding immediately prior to the Redomestication Merger Effective Time was cancelled in exchange for the number of full Class A Ordinary Shares equal to the number of Arisz Common Stock to which the registered holder of Arisz Right would have been entitled, rounded to the nearest whole share.

At the Effective Time (as defined in the Merger Agreement), pursuant to the Acquisition Merger: (1) each ordinary share of Finfront (other than the ordinary shares of Finfront held by Chipring Technology Limited, an entity controlled by Mr. Leo Lu, the founder and chief executive officer of the Company) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the applicable number of Class A Ordinary Shares, (2) all ordinary shares of Finfront held by Chipring Technology Limited were cancelled in exchange for 135,000,000 Class B Ordinary Shares ; and (3) the one share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one ordinary share of Finfront.

PIPE Subscription Agreements

In connection with the Business Combination, Finfront and Arisz obtained commitments from interested accredited investors to purchase Class A Ordinary Shares issued in connection with the Closing, for an aggregate cash amount of US$74,000,000 at a purchase price of US$10.00 per share, in a private placement (the “PIPE”). Such commitments are being made by way of the PIPE Subscription Agreements, by and among each PIPE Investor, Finfront and Arisz. The PIPE Shares are identical to Class A Ordinary Shares issued to existing public stockholders of Arisz at the time of the Closing, except that the PIPE Shares were not entitled to any redemption rights and were not registered under the Securities Act at the time of issuance. The closing of the PIPE Subscription Agreements took place concurrently with the closing of the Business Combination on February 29, 2024.

Backstop Agreements

On October 13, 2022, Arisz, Finfront and the Sponsor entered into a new backstop agreement (the “New Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer agreed to subscribe for and purchase no less than US$2.0 million worth of shares of Arisz Common Stock or Class A Ordinary Shares to replace a previously signed backstop agreement dated July 14, 2022, which terminated in accordance with its terms on 31 July 2022. The Sponsor subscribed for 200,000 Class A Ordinary Shares in a private placement transaction pursuant to the New Backstop Agreement. The closing of the Backstop Agreement took place concurrently with the closing of the Business Combination on February 29, 2024.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Stock Purchase Agreements

In connection with the execution of the Merger Agreement, the Sponsor and Ethereal Singapore entered into a stock purchase agreement (the “First ET Stock Purchase Agreement”), pursuant to which Ethereal Singapore purchased 128,206 shares of Arisz Common Stock (the “ET Shares”) from the Sponsor for a purchase price of US$1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to Ethereal Singapore. The transfer of ET Shares has been completed. In addition, on October 10, 2022, the Sponsor and Ethereal Singapore entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement” and together with the First ET Stock Purchase Agreement, the “ET Stock Purchase Agreements”), pursuant to which Ethereal Singapore purchased 76,142 shares of Arisz Common Stock (the “Additional ET Shares”) from the Sponsor for a purchase price of US$750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to Ethereal Singapore. The transfer of Additional ET Shares was completed at the Closing. 204,348 Class A Ordinary Shares were issued at the Closing in connection with the aforementioned transactions, which have been classified as treasury shares of the Company.

In connection with the execution of the Merger Agreement, the Sponsor and Aqua Pursuit International Limited (“Aqua”), the financial advisor of Finfront, entered into the Aqua Stock Purchase Agreement, pursuant to which Aqua purchased 200,000 shares of Arisz Common Stock (the “Aqua Shares”) from the Sponsor for a purchase price of US$2,000,000. Subject to the satisfaction of conditions set forth in the Aqua Stock Purchase Agreement, the Sponsor shall cause the Aqua Shares to be transferred on the books and records of Arisz to Aqua upon the consummation of any business combination (as defined in Arisz’s organizational documents). On October 10, 2022, Aqua and the Sponsor entered into an amendment to the Aqua Stock Purchase Agreement, pursuant to which the number of Aqua Shares purchased from the Sponsor was changed from 200,000 shares of Arisz Common Stock to 260,000 shares of Arisz Common Stock, and the purchase price was changed from US$2,000,000 to US$2,500,000. The transfer of the Aqua Shares was completed at the Closing, and 260,000 Class A Ordinary Shares were issued at the Closing in connection with the aforementioned transaction.

Amended Stock Escrow Agreement

Pursuant to certain Stock Escrow Agreement dated November 17, 2021, by and among Continental Stock Transfer & Trust Company, acting as escrow agent, Arisz, the Sponsor and certain shareholders of Arisz (as amended by an amendment to stock escrow agreement dated February 29, 2024, the “Amended Stock Escrow Agreement”), subject to certain limited exceptions, 696,247 shares of Arisz Common Stock (which was exchanged into the same number of Class A Ordinary Shares in connection with the Business Combination) may not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Business Combination. The limited exceptions referred to above include, among other things, (1) transfers among the Sponsor or its affiliates or members or to our officers, directors, advisors and employees, (2) transfers to the Sponsor’s affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, or (6) private sales made at prices no greater than the price at which the securities were originally purchased, in each case where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of such shares.

In connection with the Business Combination, on February 29, 2024, holders of 2,287,657 shares of Arisz Common Stock exercised their right to redeem their shares for cash at a redemption price of approximately US$11.14 per share, for an aggregate redemption amount of approximately US$25.4 million, representing approximately 96.0% of the total outstanding shares of Arisz Common Stock then held by public stockholders. As a result of a significant number of Arisz public stockholders electing to redeem the Arisz Common Stock in connection with the Business Combination, the gross proceeds to BitFuFu from the Business Combination were accordingly reduced to approximately US$1.0 million. BitFuFu and Arisz raised US$74 million in the PIPE financing, which amounted to US$75 million in gross proceeds.

The total transaction costs of US$7.17 million were related to third-party legal, accounting services and other professional services to consummate the Reverse Recapitalization and the PIPE financing incurred by Finfront. These transaction costs was recognized as an offset to additional paid-in capital in the Unaudited Interim Condensed Consolidated Financial Statements of the Company.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In consideration of the Acquisition Merger, the expected beneficial ownership of BitFuFu Ordinary Shares following the consummation of the Business Combination (post-Business Combination), has been determined based upon the following: (i) the issuance of 15,000,000 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares to the shareholders of BitFuFu, (ii) the conversion of each share of Arisz Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger into one validly issued Class A Ordinary Share, (iii) the conversion of each Arisz Right issued and outstanding immediately prior to the effective time of the Redomestication Merger into one-twentieth (1/20) of one Class A Ordinary Share, (iv) the issuance of 7,400,000 Class A Ordinary Shares to the PIPE Investors in the PIPE Investment, (v) the issuance of 2,301,750 Class A Ordinary Shares to Chardan, (vi) the issuance of 1,010,000 Class A Ordinary Shares to Aqua (including the transfer of 260,000 Class A Ordinary Shares to Aqua from Sponsor), (vii) the issuance of 200,000 Class A Ordinary Shares pursuant to the Backstop Agreement, (viii) Sponsor has transferred 204,348 Class A Ordinary Shares to Ethereal Tech Pte. Ltd., a subsidiary of BitFuFu, pursuant to the ET Stock Purchase Agreement, (ix) redemption of 777,050 shares of Arisz Common Stock (approximately at US$11.14 per share totaled US$8.7 million) in connection with the stockholders’ vote at the annual meeting of stockholders held by Arisz on February 5, 2024, and (x) redemption of 2,282,657 shares of Arisz Common Stock (approximately at US$11.14 per share totaled US$25.4 million) in connection with the Business Combination.

The following summarizes the number of Ordinary Shares outstanding at the Closing Date:

Actual Ownership
Shares calculation, basic and diluted:
Arisz Common Stock	94,658
Arisz Private Placement Shares	276,389
Arisz Common Stock held by Insider (founders/Sponsor initial share) and transferees	1,260,652
Arisz Rights held by public stockholders	345,000
Arisz Common Stocks underlying Arisz Rights included as part of the Private Placement	13,819
Class A Ordinary Shares issued to Chardan Capital Markets, LLC as deferred underwriting compensation	51,750
Class A Ordinary Shares issued to Chardan Capital Markets, LLC as Arisz’s M&A Consultant	2,250,000
Class A Ordinary Shares issued to Aqua Pursuit International Limited as BitFuFu’s M&A Consultant	1,010,000
Class A Ordinary Shares issued to PIPE Investors	7,400,000
Ordinary Shares issued to shareholders of BitFuFu in Business Combination	150,000,000
Shares issued pursuant to the Backstop Agreement	200,000
Shares transferred from Arisz Sponsor to BitFuFu and its subsidiaries	204,348
Shares outstanding	163,106,616
Shares outstanding for EPS calculation	162,902,268

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. DIGITAL ASSETS

Digital assets are accounted for as an indefinite lived intangible asset.

Prior to the adoption of ASU 2023-08, the carrying value of digital assets represents the post-impairment value of all digital assets held. Digital assets should be tested for impairment, whenever events or changes in circumstances occur which indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment loss on digital assets recorded for the six months ended June 30, 2024 and 2023 was Nil and US$3.92 million, respectively.

As a result of adopting ASU 2023-08, the Company measures digital assets at fair value as of each reporting period. Unrealized fair value loss of digital assets recorded for the six months ended June 30, 2024 and 2023 was US$4.60 million and Nil, respectively. Realized gain on sales of digital assets recorded for the six months ended June 30, 2024 and 2023 was US$22.98 million and US$7.42 million, respectively.

The balance of the Company’s digital assets consisted of the following:

	As of June 30, 2024			As of December 31, 2023
	Quantity	Cost Basis	Fair Value	Carrying Value
		US$’000	US$’000	US$’000
Bitcoin	1,721	110,638	106,030	43,896
USDT	490,530	487	489	61
Others	39,429	114	117	21
Total		111,239	106,636	43,978

The cost basis of digital assets represents the fair value of digital assets at the time of service contract inception, the fair value of digital assets purchased upon receipt in an exchange for another digital assets, and the cost of digital assets purchased upon receipt in an exchange for fiat currency.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the movement for digital assets of the Company for the six months ended June 30, 2024 and 2023:

	BTC	USDT	Others	Total
	US$’000	US$’000	US$’000	US$’000

Balance as of December 31, 2023	43,896	61	21	43,978
Adoption of ASU 2023-08	6,436	-	-	6,436
Balance as of January 1, 2024	50,332	61	21	50,414
Digital assets received from customers for products and services	98,832	66,582	10	165,424
Revenue generated from Bitcoin self-mining operation	111,130	-	-	111,130
Converted (to)/from other digital assets or fiat cash, net	(55,796)	(60,842)	6	(116,632)
Costs and expenses (paid)/prepaid in digital assets	(116,622)	(5,534)	77	(122,079)
Unrealized fair value changes	(4,608)	2	3	(4,603)
Realized gain on sale/exchange of Bitcoins	22,762	220	-	22,982
Balance as of June 30, 2024	106,030	489	117	106,636

	BTC	USDT	Others	Total
	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2023	7,938	56	17	8,011
Digital assets received from customers for products and services	15,040	85,084	137	100,261
Revenue generated from Bitcoin self-mining operation	55,911	-	-	55,911
Other income received in Bitcoin
Converted (to)/from other digital assets or fiat cash, net	(52,076)	(58,998)	(133)	(111,207)
Costs and expenses paid in digital assets	(12,044)	(26,094)	1	(38,137)
Impairment on Bitcoins	(3,924)	-	-	(3,924)
Realized gain on sale/exchange of Bitcoins	7,421	-	-	7,421
Balance as of June 30, 2023	18,266	48	22	18,336

The net income received or to be received by digital assets, as presented in consolidated statement of cash flow, consists of following item (a), (b) and (c).

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
	US$’000	US$’000
DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized from selling products and services which was settled or will be settled in digital assets (a)	162,702	78,319
Adjusted by the changes of operating assets and liabilities:
Accounts receivable to be settled in digital assets	1,224	40
Contract liabilities received in digital assets	1,498	21,902
Digital assets received from customers for products and services	165,424	100,261

Revenue recognized from Bitcoin self-mining operation (b)	111,130	55,911

Cost and expenses settled or to be settled by digital assets (c)	(112,043)	(27,927)
Adjusted by the changes of operating assets and liabilities:
Prepayments made in digital assets to suppliers	(10,731)	(14,992)
Accounts payable to be settled in digital assets	(5)	(9)
Payments made in digital assets by a related party on behalf of Company	-	5,218
Other receivables to be settled in digital assets	92	-
Other payables to be settled in digital assets	813	(427)
Purchase of Inventory	(205)	-
Costs and expenses paid in digital assets	(122,079)	(38,137)

Impairment of digital assets	-	(3,924)
Unrealized fair value loss of digital assets	(4,603)	-
Realized gain on sale of digital assets	22,982	7,421
Net digital assets provided by operating activities	172,854	121,532

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Sales of digital assets in exchange for fiat cash	(130,643)	(111,207)
Digital assets purchased by fiat cash	14,011	-
Net digital assets used in investing activities	(116,632)	(111,207)

Adjustments on the opening balance for adoption of ASU 2023-08	6,436	-

Net increase in digital assets	62,658	10,325
Digital assets at the beginning of the periods	43,978	8,011
Digital assets at the end of the periods	106,636	18,336

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	US$’000	US$’000

Accounts receivables	2,926	4,150
Allowances for credit losses	(312)	(312)
Accounts receivables, net	2,614	3,838

6. PREPAYMENTS

	As of
	June 30, 2024	December 31, 2023
	US$’000	US$’000

Prepayment to suppliers (1)	46,417	33,972
Prepaid offering costs (2)	-	2,696
Advances for extension fee (3)	-	2,830
Others	40	68
Prepayments	46,457	39,566

(1)	Prepayment to suppliers primarily represented hosting services fee, hash rate fee and other service fees prepaid to suppliers for which the relevant services have not been rendered.

(2)	Prepaid offering costs were costs related to business combination with Arisz Acquisition Corp. (“Arisz”) and were charged to “Additional paid-in capital” upon completion of the business combination. Such costs primarily include legal and advisory cost.

(3)	Advances for extension fee related to prepayments to Arisz for the extension to consummate the business combination and were charged to “Additional paid-in capital” upon completion of the business combination.

7. OTHER CURRENT ASSETS, NET

Other current assets consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	US$’000	US$’000

Custodian assets held by FTX	9,827	9,827
Deposits due from third parties	2,941	1,880
Interest receivable - fixed deposits	154	58
Others	112	5
Other current assets, gross	13,034	11,770
Less: Allowance for credit losses	(9,926)	(9,926)
Other current assets, net	3,108	1,844

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. EQUIPMENT, NET

Equipment consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	US$’000	US$’000
Cost:
Servers, computer and network equipment	140	140
Mining equipment	136,263	136,227
Total cost	136,403	136,367

Less: accumulated depreciation
- Servers, computers and network equipment	(93)	(71)
- Mining equipment	(54,783)	(42,589)
Total accumulated depreciation	(54,876)	(42,660)

Less: accumulated impairment loss	(11,850)	(11,850)

Equipment, net	69,677	81,857

Depreciation expenses were US$12.22 million and US$12.15 million for the six months ended June 30, 2024 and 2023, respectively.

9. LONG-TERM PAYABLES

	As of
	June 30, 2024	December 31, 2023
	US$	US$
Payables for purchasing mining equipment	102,435	102,435

The balance of long-term payables represented the amount due to a supplier for purchasing mining equipment. Pursuant to the agreement entered between the parties, the purchase price is unsecured, however, any outstanding balance after the delivery of the equipment will be subjected to interest rate of 3% – 6% per annum until the date of settlement of the outstanding balance.

10. INCOME TAXES

The effective income tax rate was 16.9% and 16.5% for six months ended June 30, 2024 and 2023, respectively, which were higher than the 0% statutory income tax rate of Cayman Island and were primarily due to the Singapore subsidiary which is subject to an income tax rate of 17.0% and the US subsidiary which is subject to an income tax rate of approximately 26%.

As of June 30, 2024 and December 31, 2023, the Company did not have any unrecognized tax benefits or open tax positions. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2024 and December 31, 2023, the Company had no accrued interest or penalties related to income taxes.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	US$’000	US$’000

Interest payable	5,788	2,731
Customer refund	513	290
Accrued expenses	327	1,097
Issuance costs payable	-	1,250
Total	6,628	5,368

The interest payable represented the accrued interest for long-term payables owed to the mining equipment supplier with interest rates ranging from 3% to 6% per annum.

During the six months ended June 30, 2024 and 2023, the Company recorded interest expenses of US$3.06 million and US$2.44 million, respectively.

12. REVENUE BY CATEGORIES

Revenue by products or services

For the six months ended June 30, 2024 and 2023, the Company operates in a single operating segment that mainly includes: 1) cloud mining solutions services; 2) self-mining; 3) sale of mining equipment; and 4) hosting services and others.

The following table summarizes the revenue generated from different revenue streams:

	For the Six Months Ended June 30,
	2024	2023
	US$’000	US$’000

Cloud mining solutions	158,526	75,156
Cryptocurrency self-mining revenue	111,130	55,911
Sale of mining equipment	828	-
Hosting services and others	3,348	3,170
Total revenues	273,832	134,237

Revenue by geographical location

The following table also summarizes the revenue (excluding self-mining revenue) generated from different continents:

	For the Six Months Ended June 30,
	2024		2023
	Amount	%	Amount	%
	US$’000		US$’000

North America	80,917	50%	43,410	55%
Europe	33,224	20%	22,499	29%
Asia	43,903	27%	10,238	13%
Others	4,658	3%	2,179	3%
Total revenues (i)	162,702	100%	78,326	100%

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The basis for attributing revenues by continents is based on the customers’ KYC information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

(i)	Total revenue excludes Bitcoin self-mining revenue.

Revenue by consideration

The amount of revenue recognized from receipt of digital assets and receipt of US$ is presented separately as following:

	For the Six Months Ended June 30,
	2024	2023
	US$’000	US$’000
Revenue recognized in digital assets payment	273,832	134,237
Revenue recognized in US dollars payment	-	-
Total revenues	273,832	134,237

13. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares (Ordinary Shares), consisting of 300,000,000 class A Ordinary Shares (Class A Ordinary Shares) of par value of US$0.0001 each and 200,000,000 class B Ordinary Shares (Class B Ordinary Shares) of par value of US$0.0001 each. All ordinary shares issued and outstanding were fully paid and non-assessable.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the general meetings.

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder to any person or entity which is not the founder of the Company or an affiliate of the founder, or upon a change of ultimate beneficial ownership of Class B Ordinary Shares to any person or entity which is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

On February 29, 2024, the Company completed the business combination with Arisz and upon consummation of the business combination (Note 3), BitFuFu Inc. issued 150,000,000 ordinary shares to Finfront Holding Company’s shareholders. As a result, to reflect the conversion effect, the outstanding shares and earnings per share for the six months ended June 30, 2024 and 2023 are calculated based on weighted average Ordinary Shares. As of June 30, 2024 and December 31, 2023 there were 162,902,268 and 150,000,000 Ordinary Shares outstanding, respectively, as adjusted to reflect the Reverse Recapitalization through the application of a retroactive restatement.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Treasury shares

In January 2022, Finfront entered into an Agreement and Plan of Merger with Arisz, pursuant to which Finfront will be merged with Arisz. As part of the execution of the Merger Agreement, Ethereal Singapore purchased 128,206 shares of Arisz common stock from the Sponsor for a purchase price of US$1,250,000. In October 2022, Ethereal Singapore entered into a Second Stock Purchase Agreement with the Sponsor, pursuant to which Ethereal Singapore agreed to purchase 76,142 shares of Arisz common stock for a purchase price of US$750,000.

As of June 30, 2024 and December 31, 2023, a total of 204,348 purchased class A Ordinary Shares are accounted as treasury shares.

14. EARNINGS PER SHARE

Basic and diluted earnings per share for the periods presented were calculated as follows:

	For the Six Months Ended June 30,
	2024	2023
Numerator:
Net income attributable to the Company’s ordinary shareholders (US$’000)	36,639	7,822

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	159,525,286	150,000,000
Basic and diluted earnings per share (US$)	0.23	0.05

As the average market price of Common Stock for the six months ended June 30, 2024 and 2023 did not exceed the exercise price of the warrants, the potential dilution from the warrants converting into 5,382,291 shares of Common Stock for all periods have been excluded from the number of shares used in calculating diluted net income per share as their inclusion would have been antidilutive.

15. RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”)	Related parties of one of the Company’s shareholders
Mr. Liang Lu	Ultimate controller of the Company

(b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
	US$’000	US$’000
Services provided by:
- Bitmain	88,989	87,433

The Company purchased infrastructure hosting services from Bitmain for the six months ended June 30, 2024 and 2023, which amounted to approximately US$88.99 million and US$87.43 million respectively and were recognized in cost of revenues.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(c)	The Company had the following related party balances as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024	As of December 31, 2023
	US$’000	US$’000
Amount due from/ (due to) related parties:
- Mr. Liang Lu (i)	14	38
- Bitmain (i) (ii)	7,926	(30,229)

(i)	The amount due from/to related parties as of June 30, 2024 and December 31, 2023 was interest free without a stated maturity.

(ii)	The amounts due from/to Bitman as of June 30, 2024 and December 31, 2023 were related to hosting services fees and hash rate fees.

16. MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to BitFuFu’s top three customers contributed 29% and 24% of its total revenue for the six months ended June 30, 2024 and 2023, respectively. Although the Company continually seeks to diversify its customer base, it cannot assure you that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers to its total revenue exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company.

Concentration of credit risk

The below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
Customer A	13%	16%
Customer B	9%	*
Customer C	7%	-

*	Less than 5%

Supplier concentration

The Company relies on a limited number of suppliers to provide it with digital asset mining equipment and hosting facilities at economical prices. For the six months ended June 30, 2024 and 2023, the Company’s purchases from its largest supplier accounted for 37% and 71% of its total cost of revenue, respectively.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The below table represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	For the Six Months Ended June 30,
	2024	2023
Supplier A	37%	71%
Supplier B	35%	*
Supplier B	11%	12%

*	Less than 5%

17. FAIR VALUE MEASUREMENT

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, net, deposits and other receivables, accounts payables, other payables and long-term payables.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company had no financial assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023.

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

As of June 30, 2024 and December 31, 2023, the fair value of cash and cash equivalents, accounts receivables, net, deposits and other receivables, accounts payables and other payables approximated their carrying values because of the short-term nature of these instruments.

The carrying amounts of long-term payables approximate their fair values as they are subject to interest rates close to the market rate of interests for similar arrangements with financial institutions.

On February 29, 2024, the Company measured the Warrants at the fair value (see Note 1).

Non-Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company’s non-financial assets accounted for at fair value on a recurring basis as of June 30, 2024, by level within the fair value hierarchy:

Description	Amount	Level 1	Level 2	Level 3
	US$’000	US$’000	US$’000	US$’000
Digital Assets	106,636	106,636	-	-

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company had no other non-financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023.

Non-Financial Assets and liabilities measured at fair value on a Non-Recurring basis

For the six months ended June 30, 2023, the digital assets held at period end with a total carrying amount of US$22.26 million were written down to their fair value of US$18.34 million, resulting in an impairment charge of US$3.92 million, which represents the difference between the carrying value of the digital assets and their fair value. The Company estimated the fair value of the digital assets using Level 1 inputs based on the lowest intraday trading price of the digital assets on the Company’s principal market, Coinbase (the “Principal Market”). The Company calculates the impairment on digital assets using the lowest spot rate of the digital assets at any point of time during the day, whenever the carrying value of the Company’s digital assets exceeds the fair value of the digital assets.

No impairment was recorded for the six months ended June 30, 2024. The Company had no non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of June 30, 2024.

18. COMMITMENTS AND CONTINGENCIES

On November 6, 2023, Ethereal Singapore was named as a defendant in a lawsuit filed in the United States Bankruptcy Court for the District of Delaware. The lawsuit relates to an alleged agreement to sell at a discount of Ethereal Singapore’s creditor claim against FTX’s bankruptcy estate. The plaintiff seeks specific performance by Ethereal Singapore to complete the transfer of the subject claim to the plaintiff or, alternatively, damages in an amount equal to the difference between the alleged purchase prices of the subject claim and the ultimate amounts distributed by the FTX bankruptcy estate on the account of that claim. As a result of the FTX bankruptcy proceeding, the Company recorded 100% impairment loss for the claim of US$9.8 million in 2022 (measured using the carrying value of Bitcoin as of December 31, 2022) on assets, including the underlying assets of this lawsuit’s subject claim, held at FTX. On March 1, 2024, the Bankruptcy Court for the District Delaware approved the parties’ stipulation to transfer the case to the Southern District of New York. Ethereal Singapore answered the complaint on June 27, 2024. The court held an initial pre-trial conference on July 24, 2024. The parties are currently engaged in the discovery process of the litigation. While the Company intends to defend such lawsuit vigorously, the Company cannot accurately predict the outcome of such ongoing litigation, or estimate the magnitude of such outcome, due to its early stage.

On March 4, 2024, an entity that holds some Arisz public warrants (the “Warrant Holder”) sent the Company a letter alleging that the Company had breached the warrant agreement between Arisz and Continental Stock Transfer & Trust Company when the Company allegedly failed to allow the Warrant Holder to exercise its public warrants on that same day, thus, resulting in potential loss to the Warrant Holder. The Warrant Holder threatened to file litigation against the Company. The Company disputes the claim of breach and maintains that it has not breached the warrant agreement. On September 11, 2024, the Warrant Holder filed the complaint against the Company in the United States District Court for Southern District of New York. The Company cannot accurately predict the outcome of such dispute, or estimate the magnitude of such outcome, due to its early stage.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19. CHANGE IN SHAREHOLDERS’ EQUITY

	For the Six Months Ended June 30, 2024

					Additional		Total
	Ordinary shares		Treasury shares		paid-in	Retained	shareholders’
(in thousands, except share data)	Shares*	Amount	Shares*	Amount	capital	earnings	equity
		US$’000		US$’000	US$’000	US$’000	US$’000
Balance as December 31, 2023	150,000,000	15	204,348	(2,000)	1,548	17,771	17,334
Adoption of ASU 2023-08	-	-	-	-	-	6,436	6,436
Balance as January 1, 2024	150,000,000	15	204,348	(2,000)	1,548	24,207	23,770
Ordinary shares issued upon Reverse Recapitalization, PIPE Financing, Backstop Financing, Stock Purchase Agreements and the Warrants, net of issuance costs	12,902,268	1	-	-	57,360	-	57,361
Net income	-	-	-	-	-	36,639	36,639
Balance at June 30, 2024	162,902,268	16	204,348	(2,000)	58,908	60,846	117,770

	For the Six Months Ended June 30, 2023

					Additional		Total
	Ordinary shares		Treasury shares		paid-in	Retained	shareholders’
(in thousands, except share data)	Shares*	Amount	Shares*	Amount	capital	earnings	equity
		US$’000		US$’000	US$’000	US$’000	US$’000
Balance as December 31, 2022	150,000,000	15	204,348	(2,000)	1,548	7,276	6,839
Net income	-	-	-	-	-	7,822	7,822
Balance at June 30, 2023	150,000,000	15	204,348	(2,000)	1,548	15,098	14,661

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

20. SUBSEQUENT EVENTS

The Company has assessed all subsequent events that occurred from June 30, 2024, up through September 23, 2024, which is the date that these unaudited interim condensed consolidated financial statements were issued. Other than described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

In September 2024, the Board of directors of the Company approved the grant of 6,525,192 restricted shares, representing 6,525,192 Class A Ordinary Shares of the Company to certain directors, officers, employees and consultants under the 2022 Share Incentive Plan of the Company. The maximum number of Ordinary Shares that may be issued under the 2022 Share Incentive Plan is 7,500,000 Ordinary Shares, which were issued to FuFu ESOP Limited and reserved for the disbursement of share-based awards under the 2022 Share Incentive Plan.